Dining for Charities, LLC (the "Company") a Georgia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC

Tax - Accounting - Advisory

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Dining for Charities, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Current Portion of Notes Payable	2,337	-
Total Current Liabilities	2,337	-
Long-term Liabilities		
Line of Credit	40,575	-
Notes Payable	111,163	113,500
Total Long-Term Liabilities	151,738	113,500
TOTAL LIABILITIES	154,075	113,500
EQUITY		
Member's Contributions/(Distributions)	(12,623)	15,391
Accumulated Deficit	(141,452)	(128,891)
Total Equity	(154,075)	(113,500)
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	(30,228)	-	(83,272)	(113,500)
Capital Contributions	45,619	-	-	45,619
Net Income (Loss)	-	-	(45,619)	(45,619)
Ending Balance 12/31/2021	15,391	-	(128,891)	(113,500)
Capital Distributions	(28,014)	-	-	(28,014)
Net Income (Loss)	-	-	(12,561)	(12,561)
Ending Balance 12/31/2022	(12,623)	-	(141,452)	(154,075)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	231,037	249,111
Cost of Revenue	17,902	38,615
Gross Profit	213,135	210,496
Operating Expenses		
Advertising and Marketing	105,938	141,214
General and Administrative	118,618	117,410
Total Operating Expenses	224,556	258,624
Operating Income (loss)	(11,421)	(48,128)
Other Income		
PPP Loan Forgiveness	-	2,509
Total Other Income	-	2,509
Other Expense		
Interest Expense	1,140	-
Total Other Expense	1,140	-
Earnings Before Income Taxes	(12,561)	(45,619)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(12,561)	(45,619)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(12,561)	(45,619)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
PPP Loan Forgiveness	-	(2,509)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(12,561)	(45,619)
FINANCING ACTIVITIES		
Proceeds from Line of Credit	40,575	-
Contributions/(Distributions) from/(to) Member	(28,014)	45,619
Net Cash provided by (used in) Financing Activities	12,561	45,619
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Dining for Charities, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Dining for Charities, LLC ("the Company") was formed in Georgia on October 17th, 2019. The Company earns revenue using a combination of media partners and social media techniques to sell deals initiatives on its websites. 15% of its gross revenue is donated to local not-for-profit organizations located in the cities where revenue is earned. The Company's customers are all located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products and fulfillment of any services agreed upon. Revenue is recognized when control of the goods or services is transferred to its members and customers in an amount that reflects the consideration expected to be received for those goods or services.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company received an SBA loan of $113,500 in 2020. The loan provides for deferral of principal payments for eighteen months following the receipt of the funds and is payable in monthly installments, including interest at 3.75%, through 2050. The balance of the loan was $113,500 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	2,337
2024	2,426
2025	2,518
2026	2,615
2027	2,714
Thereafter	100,890

Line of Credit

The Company entered into a line of credit agreement which provides for a maximum borrowing of $45,600 with interest payable at 29%. The credit has no expiration date. The balance was $40,575 as of December 31st, 2022.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit of interest wholly owned by one member.

See Note 7 – Subsequent Events for details of the Company's conversion to a C-corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2023, the date these financial statements were available to be issued.

On June 28th, 2023, the Company converted into a Georgia C-corporation called Dining for Charities, Inc. The total number of shares of stock which the Corporation shall have authority to issue is not more than 1,000,000 shares of capital stock, of which 700,000 shares shall be designated "Common Stock," at $.075 par value per share, and 300,000 shares shall be designated as "Preferred Stock," at $.075 par value per share.

The Company will issue 300,000 preferred shares. The shares will be sold on their Crowdfund through WeFunder at $6.85 per share with a minimum investment of $100.

Preferred and Common shares are non-voting, and holders will be entitled to receive dividends when and if declared by the Board of Directors.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.